

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via E-Mail</u>
David M. Daniels, Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

>   **Re: National Health Partners, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 000-51731**

Dear Mr. Daniels:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our letter dated February 2, 2012 regarding your proposed risk factor disclosure concerning your apparent failure to hold annual meetings required by Indiana law. In order to provide context for investors, please confirm that your next periodic report will disclose when you last held an annual meeting and director elections, as well as a statement indicating whether you intend to hold such meetings and elections in the current year and future years. You may provide us draft disclosure in a supplemental letter.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director